Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Antelope Enterprise Holdings Ltd. and its subsidiaries (collectively, the “Company”) on Form F-1 (Amendment No.1) of our report dated May 1, 2023 included in its Annual Report on Form 20-F filed with the SEC on May 1 2023, and as amended on February 2, 2024 with respect to our audits of the consolidated statements of financial position of the Company as of December 31, 2022, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the two-year period ended December 31, 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

Hong Kong, China

June 28, 2024